Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
Second Quarter 2014 Financial Results

BEIJING — August 19, 2014 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the second quarter of 2014.

Highlights for the Second Quarter of 2014

•                       Net revenues in the second quarter were RMB346.3 million (US$55.8 million), exceeding the high end of the prior guidance range by approximately 0.4%, and representing a 34.4% increase year-over-year.

•                       Gross profit in the second quarter was RMB103.9 million (US$16.7 million), an increase of 28.8% year-over-year.

•                       Adjusted EBITDA (non-GAAP) in the second quarter was RMB28.5 million (US$4.6 million), a 12.1% increase from the prior quarter and a significant improvement of 134.6% year-over-year.

•                       Net income attributable to ordinary shareholders in the second quarter was RMB6.9 million (US$1.1 million), compared with RMB6.3 million in the first quarter of 2014, and RMB11.0 million in the corresponding period in 2013.

•                       Adjusted net income (non-GAAP) was RMB11.6 million (US$1.9 million) in the second quarter, compared with RMB2.7 million in the first quarter of 2014, and RMB12.6 million in the corresponding period in 2013.

“Our strong performance in the second quarter reflects our success in driving adoption of content delivery technology by enterprises, the development of our mobile Internet technologies, and our continuing efforts to achieve operational efficiencies,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “During the quarter we also made meaningful progress on two important strategic initiatives - the partnership with China Telecom, and the construction of the cloud data center with People.cn - and strengthened our management capabilities to help expand our business with carriers, content providers and enterprises worldwide.  We hosted the Global CDN Conference in June, where leading companies in the technology and telecommunications industries stressed the importance of CDN in fulfilling the promise of the Internet for all aspects of e-commerce, entertainment, media and user experience.  We have a very positive outlook for the second half of 2014. With our global network, broad range of customer solutions, and strong relationships with industry leaders, I believe ChinaCache is well positioned for sustained growth and profitability over the long term.”

Second Quarter 2014 Financial Results

Net revenues for the second quarter of 2014 were RMB346.3 million (US$55.8 million), representing a 6.9% sequential increase from the previous quarter, and a 34.4% increase from the corresponding period in 2013. Net revenues exceeded prior guidance, due to improvements across all areas of operations, with growth in the media & entertainment and enterprise verticals in particular.

Cost of revenues for the second quarter of 2014 was RMB242.4 million (US$39.1 million), representing a 7.5% increase from the previous quarter, and a 36.9% increase from the corresponding period in 2013. Gross margin for the second quarter of 2014 was 30.0%, compared with 30.3% in the previous quarter, and 31.3% in the corresponding period in 2013. Non-GAAP gross margin for the second quarter of 2014, which excludes share-based compensation, was 30.1%, compared with 30.5% in the previous quarter and 31.4% in the corresponding period in 2013.

Sales and marketing expenses for the second quarter of 2014 were RMB35.4 million (US$5.7 million), or 10.2% of net revenues, representing an 8.2% increase from the previous quarter and a 19.4% increase from the corresponding period in 2013. The quarter-over-quarter increase was mainly due to the cost of hosting the Global CDN Conference in June 2014.

General and administrative expenses for the second quarter of 2014 were RMB37.5 million (US$6.0 million), or 10.8% of net revenues, an increase of 0.7% from the previous quarter and an 18.4% increase from the corresponding period in 2013. The quarter-over-quarter decline in general and administrative expenses as a percentage of net revenues primarily reflects the economy of scale as our top-line expands.

Research and development expenses for the second quarter of 2014 were RMB30.0 million (US$4.8 million), or 8.7% of net revenues, representing a 6.4% increase from the previous quarter and a 21.2% increase from the corresponding period in 2013. The quarter-over-quarter increase was mainly due to increased personnel-related expenses for continued efforts in online service solutions development in the second quarter of 2014.

Operating income was RMB1.0 million (US$0.2 million) in the second quarter of 2014, compared to RMB0.2 million in the previous quarter and an operating loss of RMB5.4 million in the corresponding period in 2013. Non-GAAP operating income, which excludes share-based compensation expense, was RMB4.1 million (US$0.7 million), compared with non-GAAP operating income of RMB3.7 million in the first quarter of 2014 and a non-GAAP operating loss of RMB3.7 million in the corresponding period in 2013.

Income tax benefit was RMB3.6 million (US$0.6 million) in the second quarter of 2014, compared with an income tax expense of RMB0.8 million in the first quarter of 2014, and an income tax benefit of RMB15.1 million in the corresponding period in 2013.

Net income was RMB6.9 million (US$1.1 million) in the second quarter of 2014, compared with a net income of RMB6.3 million in the first quarter of 2014, and RMB11.0 million in the corresponding period in 2013. Basic and diluted earnings per American depositary share (“ADS”) for the second quarter of 2014 were RMB0.27 (US$0.04) and RMB0.26 (US$0.04). Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as net income before share-based compensation expense, foreign exchange (loss)/gain and penalties on uncertain tax positions, was RMB11.6 million (US$1.9 million) in the second quarter of 2014, compared with adjusted net income (non-GAAP) of RMB2.7 million in the first quarter of 2014, and RMB12.6 million in the corresponding period in 2013.  Non-GAAP basic and diluted earnings per ADS in the second quarter of 2014 were RMB0.45 (US$0.07) and RMB0.44 (US$0.07), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense, foreign exchange (loss)/gain, increased to RMB28.5 million (US$4.6 million) in the second quarter, compared with RMB25.4 million in the first quarter of 2014 and RMB12.2 million in the corresponding period in 2013.

Capital Resources

As of June 30, 2014, the Company had cash and cash equivalents of RMB 607.8 million (US$98.0 million), compared with RMB338.1 million as of December 31, 2013. In addition, the Company had an available-for-sale investment amounting to RMB 24.9 million (US$4.0 million) in an RMB denominated fund, which is presented as a current asset. Capital expenditures for the second quarter of 2014 were RMB58.4 million (US$9.4 million).

Third Quarter of 2014 Outlook

ChinaCache currently expects to generate total net revenues in the range of RMB375.0 million (US$60.4 million) to RMB380.0 million (US$61.3 million) for the third quarter of 2014, representing an increase of 8.3% to 9.7% from the second quarter of 2014, and an increase of 36.2% to 38.0% from the third quarter of 2013. This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss these results at 8:00 PM Eastern Daylight Time on August 19, 2014, which corresponds to 8:00 AM Beijing time on August 20, 2014.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3051-2745

•                  International dial-in number: +65 6723-9385

•                  China dial-in number: 400-1200-654

•                  Conference ID: 85387694

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at ir.chinacache.com.

A replay of the conference call will also be available until August 25, 2014 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 85387694

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income/(loss), adjusted net income/(loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes share-based compensation expense.

To present non-GAAP operating income/(loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income/(loss) as net income/(loss) before share-based compensation expense, foreign exchange (loss)/gain, penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange (loss)/gain that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.2036 as of June 30, 2014.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the outlook for the third quarter of 2014 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Mr. David She

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Glenn Garmont or Mr. Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                      Unaudited Condensed Consolidated Balance Sheets

•                      Unaudited Condensed Consolidated Statements of Comprehensive Income

•                      Supplementary Metrics

•                      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Jun 30	As of Jun 30
	2013	2014	2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	338,092	607,817	97,978
Restricted Cash	60,000	68,174	10,989
Accounts receivable, net	306,237	380,565	61,346
Prepaid expenses and other current assets	50,549	72,029	11,610
Available-for-sale investment	24,636	24,878	4,010
Deferred tax assets	7,096	16,272	2,623
Amount due from a related party	141	140	23
Total current assets	786,751	1,169,875	188,579

Non-current assets
Property and equipment, net	240,650	315,749	50,898
Cloud infrastructure construction in progress	12,236	72,557	11,696
Intangible assets, net	5,563	7,236	1,166
Land use right, net	50,730	50,214	8,094
Long term investments	21,450	24,648	3,973
Available-for-sale investments	12,240	15,308	2,468
Deferred tax assets	1,719	1,004	162
Long term deposits and other non-current assets	35,829	37,509	6,046
Total non-current assets	380,417	524,225	84,503

Total Assets	1,167,168	1,694,100	273,082

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	60,000	60,000	9,672
Accounts payable	203,750	274,264	44,210
Accrued employee benefits	43,922	57,566	9,279
Accrued expenses and other payables	157,075	375,783	60,575
Income tax payable	10,399	14,504	2,338
Liabilities for uncertain tax positions	11,540	11,627	1,874
Amounts due to related parties	862	524	84
Current portion of long term liabilities	—	6,345	1,023
Deferred government grant	24,360	37,360	6,022
Total current liabilities	511,908	837,973	135,077

Non-current liabilities

Long-term loan	—	11,360	1,831
Non-current portion of capital lease obligation	—	1,275	206
Deferred tax liabilities	2,127	2,180	351
Total non-current liabilities	2,127	14,815	2,388

Total Liabilities	514,035	852,788	137,465

Total Shareholders’ equity	653,133	841,312	135,617

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,167,168	1,694,100	273,082

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Jun 30, 2013	Mar 31, 2014	Jun 30, 2014	Jun 30, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	257,730	323,866	346,299	55,822
Cost of revenues	(177,083)	(225,586)	(242,444)	(39,081)

Gross profit	80,647	98,280	103,855	16,741
Sales & marketing expenses	(29,615)	(32,671)	(35,360)	(5,700)
General & administrative expenses	(31,656)	(37,194)	(37,466)	(6,039)
Research & development expenses	(24,782)	(28,207)	(30,026)	(4,840)

Operating (loss)/income	(5,406)	208	1,003	162
Interest income	335	424	3,190	514
Interest expense	(289)	(1,491)	(1,572)	(253)
Other income	1,604	922	2,190	353
Foreign exchange (loss)/gain, net	(303)	7,048	(1,509)	(243)

(Loss)/income before income taxes	(4,059)	7,111	3,302	533
Income tax benefit/(expense)	15,070	(846)	3,608	582

Net income attributable to ordinary shareholders	11,011	6,265	6,910	1,115

Foreign currency translation	(12)	337	(121)	(20)
Unrealized holding gains arising during the period	306	95	147	24
Reclassification adjustments for gains included in net loss	(1,090)	—	—	—

Total other comprehensive (loss)/income, net of tax	(796)	432	26	4

Comprehensive income	10,215	6,697	6,936	1,119

Earnings per ordinary share:
Basic	0.03	0.02	0.02	0.00
Diluted	0.03	0.02	0.02	0.00

Earnings per ADS*:
Basic	0.49	0.26	0.27	0.04
Diluted	0.48	0.25	0.26	0.04

Weighted average number of ordinary shares used in earnings per share computation:
Basic	362,472,671	381,584,158	407,486,064	407,486,064
Diluted	367,753,503	394,517,873	419,885,015	419,885,015

*       Note1:1 ADS = 16 shares

              Note2: Non-GAAP Financial Measures

Supplementary Metrics

(Unaudited)

	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014
Revenues breakdown by industry verticals

Internet and software	20%	22%	25%	23%	23%
Mobile internet	17%	17%	15%	15%	15%
Media and entertainment	29%	27%	27%	28%	29%
E-commerce	22%	21%	21%	21%	20%
Enterprises	9%	10%	10%	11%	12%
Government agencies	3%	3%	2%	2%	1%
Total	100%	100%	100%	100%	100%

Capital expenditures	28,444	22,689	32,886	29,728	58,368
As a percentage of net revenues	11.0%	8.2%	9.7%	9.2%	16.9%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Jun 30, 2013	Mar 31, 2014	Jun 30, 2014	Jun 30, 2014
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense, and foreign exchange gain/(loss)

Net income	11,011	6,265	6,910	1,115
Depreciation	14,174	20,321	21,642	3,489
Amortization	463	522	527	85
Interest expense	289	1,491	1,572	253
Interest income	(335)	(424)	(3,190)	(514)
Income tax (benefit)/expense	(15,070)	846	(3,608)	(582)
Share-based compensation	1,674	3,464	3,115	502
Foreign exchange gain/(loss)	303	(7,048)	1,509	243
Penalties on uncertain tax positions	(352)	—	44	7
Adjusted EBITDA	12,157	25,437	28,521	4,598
Margin%	4.7%	7.9%	8.2%	8.2%

Adjusted net income — defined as net income before share-based compensation, foreign exchange gain/(loss) and penalties on uncertain tax positions

Net income	11,011	6,265	6,910	1,115
Share-based compensation	1,674	3,464	3,115	502
Foreign exchange gain/(loss)	303	(7,048)	1,509	243
Penalties on uncertain tax positions	(352)	—	44	7
Adjusted net income	12,636	2,681	11,578	1,867
Margin%	4.9%	0.8%	3.3%	3.3%
Earnings per ordinary share:
Basic	0.03	0.01	0.03	0.00
Diluted	0.03	0.01	0.03	0.00
Earnings per ADS:
Basic	0.56	0.11	0.45	0.07
Diluted	0.55	0.11	0.44	0.07

Non-GAAP gross profit — defined as gross profit before share-based compensation expense

Gross profit	80,647	98,280	103,855	16,741
Plus: Share-based compensation	301	374	307	49
Non-GAAP gross profit	80,948	98,654	104,162	16,790
Margin%	31.4%	30.5%	30.1%	30.1%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	29,615	32,671	35,360	5,700
Minus: Share-based compensation	(720)	(808)	(666)	(107)
Non-GAAP sales & marketing expenses	28,895	31,863	34,694	5,593
% of net revenues	11.2%	9.8%	10.0%	10.0%

General & administrative expenses	31,656	37,194	37,466	6,039
Minus: Share-based compensation	(335)	(1,569)	(1,503)	(242)
Non-GAAP general & administrative expenses	31,321	35,625	35,963	5,797
% of net revenues	12.2%	11.0%	10.4%	10.4%

Research & development expenses	24,782	28,207	30,026	4,840
Minus: Share-based compensation	(318)	(713)	(639)	(104)
Non-GAAP research & development expenses	24,464	27,494	29,387	4,736
% of net revenues	9.5%	8.5%	8.5%	8.5%

Non-GAAP operating (loss)/income — defined as GAAP operating (loss)/income before share-based compensation expense

Operating (loss)/income	(5,406)	208	1,003	162
Plus: Share-based compensation	1,674	3,464	3,115	502
Non-GAAP operating (loss)/income	(3,732)	3,672	4,118	664
Margin%	(1.4)%	1.1%	1.2%	1.2%